Exhibit 1.02 Conflict Minerals Disclosure and Report
This report for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (hereinafter defined) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products.  “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

1.                                      Company Overview

This report has been prepared by management of Gibraltar Industries Inc. (herein referred to as the “Company,” “we,” “us,” or “our”).

Gibraltar is a leading manufacturer and distributor of building products for industrial, transportation infrastructure, residential housing, renewable energy and resource conservation markets.

2.                                      Products Overview

We manufacture a variety of building products that focus on new residential housing construction, residential repair and remodeling activity, discrete and process manufacturing, highway and bridge construction markets, energy and power generation. Our products include roof and foundation ventilation products, mail and package storage products, rain dispersion products and roofing accessories, expanded and perforated metal, expansion joints and structural bearings for roadways and bridges, plus design, manufacture and installation of solar racking systems and greenhouses.

Gibraltar does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the DRC or any of the adjoining countries (“covered countries”). However, for a limited number of our products, the Company does purchase parts and components from suppliers, such as electronic components, motors, or other metals and substances which require the use of Conflict Minerals.

As a result, we determined that a small portion of our products, including electronically controlled ventilation products, powered ventilation products, motorized awnings, metal roofing products and electronically controlled parcel lockers, contain Conflict Minerals that are necessary to the functionality or production of these products. In addition, we determined that products subject to painting, galvanizing or further additional outside-processing to the end product, may contain Conflict Minerals.

3.                               Reasonable Country of Origin Inquiry (RCOI) Due Diligence and Conclusion

We conducted an analysis of our products and found that 3TG can be found in our electronically controlled ventilation, powered ventilation, motorized awnings, metal roofing, electronically controlled parcel lockers, painted, galvanized and further outside-processed products. Therefore, we are subject to the reporting obligations of the Rule.

Despite having conducted a good faith reasonable country of origin inquiry and having conducted due diligence, as described herein, we have concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in the aforementioned products.

Due to the breadth and complexity of our products and respective supply chains, it will take time for many of our suppliers to verify the 3TG content and origin of any 3TG minerals contained in them. Driving accountability within the supply chain by leveraging the industry standard CFSI program and continuing our outreach efforts, we hope to further develop transparency into our supply chain.

4.                                      Due Diligence Program

 We have developed and implemented a due diligence process to determine the origin of the 3TG used in our products, including:

·                  Developing policies and processes intended to prevent the use of Conflict Minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Covered Countries.

·                  Not knowingly procuring specified minerals that originate from facilities in the Covered Countries that are not “Conflict Free.”

·                  Expecting suppliers whose products contain Conflict Minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.

We believe in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake a suitable corrective action plan to move to a “Conflict Free” source. If suitable corrective action is not taken, we will look to alternative sources for the products. Our efforts are not to ban procurement of minerals from the Covered Countries, but to assure procurement from responsible sources in the region. If we determine that any of the components of our products contain minerals from a mine or facility that is “Non-Conflict Free,” we will work towards transitioning to products that are “Conflict Free.”

5.                             Due Diligence Process design and description

Our Conflict Minerals due diligence process includes:

•	establishment of governance structures with cross functional team members and senior executives

•	communication to, and engagement of, suppliers

•	due diligence compliance process and measurement

•	record keeping

•	escalation procedures.

We periodically report to the Audit Committee of our Board of Directors with respect to our due diligence process and compliance obligations.

5.1.               Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have identified 2,861 total suppliers across our reportable segments. Of those, 814 are direct suppliers within the scope of our RCOI. Of the suppliers that are within the scope of our RCOI, we received 722 responses to our request for information. We have relied on these suppliers’ responses to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

5.2.                                    Design and Implement a Strategy to Respond to Risks

If applicable in the future, we will work with suppliers who are sourcing from “Non-Conflict Free” smelters to move towards using “Conflict Free” smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

5.3.                                    Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

5.4.                            Steps to be Taken to Mitigate Risk and Further Develop the Due Diligence Program

As we further develop our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary Conflict Minerals in our products could finance or benefit armed groups in the Covered Countries:

·                  Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

·                  Identify new suppliers to be included in the program.

5.5.                        Report on Supply Chain Due Diligence and Results

5.5.1                            Due Diligence Process

We conducted a survey of the active suppliers described above using the template developed jointly by the companies of the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s “Conflict Free” policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.

5.5.2                            Survey Responses

At the outset of our 2018 RCOI, we elected to review our entire list of suppliers of materials used in our manufacturing operations. During the process of our review, we identified 814 suppliers of direct materials who were within the scope of the RCOI. We created and maintain a database of this information in our business information systems database. We have received responses from 722 suppliers, and submitted follow-up requests for responses for the 92 remaining suppliers within the scope of our RCOI.

6.                               Conflict Minerals Status Analysis and Conflict Status Conclusion

Based on information provided by our suppliers and our due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of all the necessary Conflict Minerals in the products described above or whether the necessary Conflict Minerals were from recycled or scrap sources.

We have provided the information in this Report as of the date of filing with the SEC.